November 6, 2013

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Universal Technical Institute, Inc. Form 10-K for the fiscal year ended September 30, 2012 Filed November 28, 2012 File No. 001-31923

Dear Mr. Spirgel:

Pursuant to our conversation with the Staff on October 28, 2013 and our correspondence dated October 18, 2013, we have included below our revised proposed disclosure for the "Graduate Employment" section of Item 1 of our Form 10-K (which revisions we plan to include in our future Form 10-K filings beginning with our 2013 Form 10-K).

Graduate Employment

As described in “Business - Schools and Programs” included elsewhere in this report on Form 10-K, our programs prepare graduates for careers as automotive, diesel, collision repair, motorcycle and marine technicians in industries requiring the training we provide. Identifying employment opportunities and preparing our graduates for these careers ~~in the automotive, diesel, collision repair, motorcycle and marine industries~~ is critical to our ability to help our graduates benefit from their education. Accordingly, we dedicate significant resources to maintaining an effective employment team. Our campus-based staff facilitates several career development processes, including instruction and coaching for interview skills and professionalism, provides reference materials and assistance with the composition of resumes and assists in part-time and graduate job searches.

We also have a centralized department whose focus is to build relationships with potential national employers and develop graduate job opportunities and, where possible, relocation assistance, tool packages and tuition reimbursement plans with our OEMs and other industry employers. Together, the campuses and centralized department coordinate and host career fairs, interview days and employer visits to our campus locations. We believe that our graduate employment services provide our students with a ~~more~~ compelling value proposition and enhance the employment opportunities for our graduates.

~~During 2012, there was a significant increase in regulatory oversight of employment verification in the private education sector. Additionally, many companies are outsourcing their employment verification process, making it more difficult to obtain detailed job and wage information. We continue to monitor our employment verification process closely.~~

Our employment rates for 2012 and 2011 graduates were [__]% and 82%, respectively. The employment calculation is based on all graduates, including those that completed manufacturer specific advanced training programs, from October 1, 2011 to September 30, 2012 and October 1, 2010 to September 30, 2011, respectively, excluding graduates not available for employment because of continuing education, military service, health, incarceration, death or international student status. We count a graduate as employed based on a verified understanding of the graduate’s job duties to assess and confirm that the graduate’s primary job responsibilities are in his or her field of study. We verify employment by sending written verification requests to both the graduate and the employer. The verifications must include employer name, job duties, job title, hire date and supervisor’s name. Once we receive written verification from either source, the graduate is counted as employed. If we are unable to obtain written verification, we also count graduates as employed if we are able to obtain verbal verification from both the graduate and the employer. We periodically review a sample of employment verifications to ensure accuracy.

For 2012, we had approximately [__] total graduates, of which approximately [__] were available for employment. Of those graduates available for employment, approximately [__] were employed within one year of their graduation date, for a total of [__]%. For 2011, we had approximately 13,600 total graduates, of which approximately 12,800 were available for employment. Of those graduates available for employment, approximately 10,500 were employed within one year of their graduation date, for a total of 82%.

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We hereby acknowledge that Universal Technical Institute, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the Staff. Furthermore, we acknowledge that Universal Technical Institute, Inc. may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the cooperation of the Staff in working with us to address any further comments that the Staff may have on the subject Annual Report. We welcome the opportunity to speak with Staff members directly in an effort to expedite the review process. Please feel free to contact the undersigned at (623) 445-9388 if you wish to discuss our submission.

Sincerely,

Chad A. Freed
Senior Vice President and General Counsel

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